SMITH, ANDERSON, BLOUNT,

DORSETT, MITCHELL & JERNIGAN, L.L.P.

LAWYERS

OFFICES	September 13, 2011	MAILING ADDRESS
2500 Wachovia Capitol Center		P.O. Box 2611
Raleigh, North Carolina 27601		Raleigh, North Carolina
_______		27602-2611
AMY M. BATTEN		_______
DIRECT DIAL: (919) 821-6677 E-Mail: abatten@smithlaw.com		TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR SUBMISSION AND EMAIL

Mr. Robert Babula

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Xerium Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

File No. 1-32498

Dear Mr. Babula:

As discussed, we are legal counsel to Xerium Technologies, Inc. (the “Company”). Thank you for granting the Company an extension to file its response to the comment letter of September 9, 2011 from Mr. Andrew D. Mew of the Division of Corporation Finance regarding the above-referenced filing made by the Company with the Securities and Exchange Commission (the “Commission”). This letter confirms that the Company intends to respond in writing to each of the comments contained in the Commission’s letter on or before the October 7, 2011 extension date.

Please feel free to contact me directly if I may be of further assistance.

Sincerely,

SMITH, ANDERSON, BLOUNT, DORESETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Amy M. Batten
Amy M. Batten

Cc:	Stephen R. Light

Clifford E. Pietrafitta